Exhibit 99.1

Pembina Pipeline Corporation Declares Common and Preferred Share Dividends and Announces Conference Call and Webcast Details for its First Quarter 2015 Results and Annual General Meeting

CALGARY, April 10, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors declared a common share cash dividend for April 2015 of $0.145 per share to be paid, subject to applicable law, on May 15, 2015 to shareholders of record on April 25, 2015.

For shareholders receiving their common share dividends in U.S. funds, the April 2015 cash dividend is expected to be approximately U.S. $0.1153 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7949. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Pembina's Board of Directors also declared quarterly dividends on the Company's preferred shares: Series 1, 3, 5 and 7. All preferred share dividends are payable on June 1, 2015 to preferred shareholders of record on May 1, 2015:

Series	Dividend Amount
Preferred Shares, Series 1 (PPL.PR.A)	$0.265625
Preferred Shares, Series 3 (PPL.PR.C)	$0.29375
Preferred Shares, Series 5 (PPL.PR.E)	$0.3125
Preferred Shares, Series 7 (PPL.PR.G)	$0.28125

These dividends are designated "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th of the month following the record date. Should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date. Dividends on the preferred shares are payable on the 1st day of March, June, September and December in each year, if, as and when declared by the Board of Directors. Again, should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date.

Conference Call and Webcast Details for First Quarter 2015 Results

Pembina will release its first quarter 2015 results on Tuesday, May 5, 2015 after markets close. A conference call and webcast have been scheduled for Wednesday, May 6, 2015 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 13, 2015 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 45391386.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=908217&s=1&k=3CBBA333217BC5D02A0E39F7BF79BF93 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual General Meeting Information

The Company will hold its Annual General Meeting of Shareholders ("AGM") on Friday, May 8, 2015 at 2:00 p.m. MT (4:00 p.m. ET) at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=973802&s=1&k=F65244C5582FECB9ED3AE59F517DA3AF in your web browser. Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations: Hayley McKenzie, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 10:24e 10-APR-15